SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of May, 2004

Commission File Number 001-14489

TELE CENTRO OESTE CELULAR PARTICIPAÇÕES S.A.
(Exact name of registrant as specified in its charter)

Tele Centro Oeste Celular Participações Holding Company
(Translation of Registrant's name into English)

SCS - Quadra 2, Bloco C, Edifício Anexo-Telebrasília Celular
-7° Andar, Brasília, D.F.
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

PROTOCOL OF MERGER AND JUSTIFICATION

BETWEEN

Tele Centro Oeste Celular Participações S.A.

and

WXYZ0059 Holdings S.A.

By this private instrument, the parties hereinbelow, through their respective officers, have agreed to enter into this Protocol of Merger and Justification, in conformity with articles 224 and 225 of Law no. 6404, of December 15, 1976.

Tele Centro Oeste Celular Participações S.A., with head-office at SQS QD 02 Bloco C - Ed. Telebrasília Celular, in the City of Brasília, Federal District, enrolled with the CNPJ/MF under nº 02.558.132/0001-69, herein represented by its Vice-Presidents, Mr. Luis André Carpintero Blanco Brazilian, single, engineer, holder of identity card RG nº 09282853-2, and of CPF/MF nº 045.353.777-40 and Mr. Roberto Iunes Brito, Brazilian, married, economist, holder of identity card RG nº 419014, and of CPF/MF nº 143593241-20, both residing and domiciled in the Federal District, with offices at SQS QD 02 Bloco C - Ed. Telebrasília Celular, in the City of Brasília, Federal District, ("TCOPart" or "Mergor"); and, on the other side,

WXYZ0059 Holdings S.A., a company with head-office in the Capital of São Paulo State, on Rua da Consolação, 247, 6º andar, sala 14-G, Centro, enrolled with the CNPJ/MF under nº 04.819.688/0001-97, herein represented by its executive officers, Messrs. Francisco José Azevedo Padinha, Portuguese, married, engineer, holder of alien's identity card RNE V-248636-0, issued by SRE/DPMAF/DPF, enrolled with the CPF/MF under nº 055.063.577-70, residing and domiciled in the Capital of Rio de Janeiro State and with offices in the State of São Paulo - SP, on Av. Roque Petroni Junior, 1464, 6º andar, Morumbi; and Paulo Cesar Pereira Teixeira, Brazilian, married, engineer, holder of identity card nº 301.540.175-9 SSP/RS, enrolled with the CPF/MF under nº 284.875.750-72, residing and domiciled in the Capital of Rio de Janeiro State and with offices on Praia de Botafogo, 501, 7º andar, Torre Corcovado, Rio de Janeiro-RJ ("WXYZ0059" or "Mergee");

1. JUSTIFICATION

1.1. WXYZ0059 holds an investment represented by TCOPart's controlling shares, which includes the premium recorded at the time of the acquisition of the referred investment by Telesp Celular Participações S.A..

1.2  The managements of the respective parties consider that the merger of WXYZ0059 into TCOPart, with the consequent extinguishment of WXYZ0059, is justified to the extent it will allow an improvement in the capitalization conditions and in the cash flows of both TCOPart and its controlled companies, Telegoiás Celular S.A. ("Telegoiás"), Telems Celular S.A. ("Telems") , Telemat Celular S.A. ("Telemat") , Teleacre Celular S.A. ("Teleacre") and Teleron Celular S.A. ("Teleron"), Band A mobile personal service operators, in concession area 7 (the "TCO Operators"), since after the merger provided for in this Protocol shall have been implemented, it shall possible, by means of a subsequent partial spin-off of TCOPart, to transfer the deferred assets arising out of the premium paid at the time of the acquisition of TCOPart to the TCO Operators, in such a manner that the TCO Operators may be able to benefit from the amortization of such deferred assets.

1.3 The WXYZ0059 merger transaction, subject matter of this Protocol, shall be structured in such a way as to avoid the transfer of any debt whatsoever to TCO Part and to the TCO Operators, as well as to avoid any negative impact over the future profits thereof, on account of the amortization of said deferred assets, arising out of the incorporation of said premium.

2. EQUITY ELEMENTS TO BE TRANSFERRED AND CONSUMMATION OF THE MERGER .

2.1  TCOPart's Current Capital Sotck : The current subscribed and paid-up capital of TCOPart, in the amount of seven hundred and sixty-four million, five hundred and eleven thousand, one hundred and fifty-six reais and twenty cents (R$764,511,156.20) is divided into three hundred and eighty-one billion, four hundred and forty-seven million, ninety-eight thousand, five hundred and twenty-eight (381,447,098,528) book-entry shares without face value, being one hundred and twenty-eight billion, six hundred and eighty million, four hundred thousand, fifty-five (128,680,400,055) common shares and two hundred and fifty-two billion, seven hundred and sixty-six million, six hundred and ninety-eight thousand, four hundred and seventy-three (252,766,698,473) preferred shares.

2.2 WXYZ0059's Current Capital Stock: The current subscribed and paid-up capital of WXYZ0059, in the amount of one billion, nine hundred and ninety-three million, two hundred and twenty-two thousand, one hundred and twenty-seven reais and thirty-one cents (R$1,993,222,127.31), is divided into one billion, nine hundred and ninety-three million, two hundred and twenty-two thousand, one hundred and twenty-seven (1,993,222,127) shares, being 664,407,376 common shares and 1,328,814,751 preferred shares, all of them registered, without face value.

2.3 Assets Transfer and Evaluation : As a result of the merger of WXYZ0059, all of its assets shall be transferred to TCOPart, the amount of which is estimated at R$1,001,162,355.82, with consequent extinguishment of that company. The net assets of WXYZ0059, for merger purposes, shall be evaluated based on their book value, as of May 13, 2004, in accordance with accounting practices emanated from the corporate laws. The appraisal report for the net assets to be transferred by WXYZ0059, in conformity with the provisions in article 226 of Law no. 6404, of December 15, 1976, shall be prepared by the independent appraisal firm Deloitte Touche Tohmatsu Auditores Independentes (the "Auditors"), " ad referendum " to the shareholders of the companies that are parties to this protocol.

2.4 Equity Variations : The equity variations occurred between May 13, 2004 and the date of the actual merger shall be absorbed by TCOPart.

2.5 MERGOR's Capital and Assets : The merger of WXYZ0059's assets into TCOPart shall not entail any increase in the Mergor's capital. The amount of the merged premium, adjusted by the provision described in item 4.1 below, shall be allocated to the special premium reserve, which is part of the Mergor's net assets for future capitalization, under the terms of the provisions in article 6, paragraph 1, of Instruction CVM no. 319/99.

3. CANCELLATION OF CORPORATE INTERESTS, RATIO OF EXCHANGE OF SHARES, POLITICAL AND EQUITY RIGHTS .

3.1 Cancellation of Corporate Interests : All the shares representing the capital stock of WXYZ0059 shall be cancelled at the time of the merger. The TCOPart's shares currently owned by WXYZ0059 shall be cancelled upon the merger, and shall be replaced by new shares issued by the Mergor, as set forth in item 3.2 of this Protocol.

3.2 Exchange Criterion and Ratio : For purposes of ascertaining the ratio of exchange of TCOPart's common and preferred shares previously held by WXYZ0059, and which were cancelled by virtue of its merger, for new TCOPart's common and preferred shares to be assigned to the shareholder of the Mergee, Telesp Celular Participações S.A., enrolled with the CNPJ/MF under no. 02.558.074/0001-73 ("TCP"), owner of all WXYZ0059's shares, in substitution for its extinguished interest in the Mergee, each extinguished and cancelled share issued by TCOPart shall correspond to a new share issued by TCOPart, in the same proportion, type and class of shares previously held by WXYZ0059 in the capital stock of same TCOPart.

3.3 Rights attached to the Shares Assigned to the Shareholder of WXYZ0059 : The TCOPart's shares to be received by TCP, in its capacity as shareholder of WXYZ0059, shall have the same rights as those of the outstanding shares issued by TCOPart.

3.4 Right to Withdraw: This merger transaction shall not give the dissenting shareholders of the Mergor and of the Mergee the right to withdraw, under the terms of the provisions in article 137 of Law no. 6404/76.

4. OTHER CONDITIONS APPLICABLE TO THE MERGER .

4.1  Provision for Maintaining the Wholeness of the Shareholders' Equity : This merger is part of a corporate restructuring process involving the companies WXYZ0059, TCOPart and its controlled companies, the TCO Operators.

4.1.1  The corporate restructuring, which is started by the merger of WXYZ0059's net assets into TCOPart, shall be followed by the partial spin-off of TCOPart, as a form of transfer of the referred net assets to the TCO Operators, and shall be concluded with the merger of all the TCO Operators' shares into TCOPart.

4.1.2 In order to avoid that the amortization of the premium arising out of the acquisition of TCOPart, as recorded in WXYZ0059's accounting books, shall adversely affect the future profits of both TCOPart and TCO Operators, to be distributed to the shareholders, WXYZ0059 proposes to book a provision intended for maintaining the wholeness of the shareholders' equity of the mentioned companies.

4.1.3  The reversal of such provision by the end of the restructuring process, in the TCO Operators, shall allow the adverse effects arising out of the amortization of the Premium in their balance sheets to be offset and shall ensure a constant flow of dividends to TCOPart and the TCO Operators, under the terms of article 16 of Instruction CVM no. 319/99.

4.2 Capitalization of the Tax Benefit of the Special Premium Reserve on TCP's behalf: Under the terms of article 7 of Instruction CVM no. 319/99, TCP shall, after the partial spin-off of TCOPart with the transfer of the net assets, which includes the premium and the corresponding special reserve to the TCO Operators, be ensured the right to incorporate the special premium reserve into TCOPart's capital, to the extent it shall use such reserve as a tax benefit arising out of the amortization of the deferred assets by TCOPart itself and by the TCO Operators, with due regard to the provisions in paragraph 2 of the referred article 7 of Instruction CVM no. 319/99, provided that the other TCOPart's shareholders are ensured preemptive rights.

4.3 Succession in Rights and Obligations : TCOPart shall undertake responsibility both in relation to the assets and liabilities of WXYZ0059 to be transferred to it hereunder. As mentioned, a provision shall be booked for maintaining the wholeness of the shareholders' equity, net of the tax benefit corresponding to the premium being used. Such provision has the purpose of ensuring a constant flow of dividends to the shareholders, thus complying with article 16 of Instruction CVM no. 319/99.

4.4 Corporate Acts : A Special Meeting of Shareholders of TCOPart and of WXYZ0059 shall be held for the purpose of examining and making a resolution about the merger and justification contemplated hereunder, including, however not being limited to, the extinguishment of WXYZ0059 as a result of its merger into TCOPart.

4.5 Estimated Amounts, Subject to Confirmation : All the amounts provided for in this Protocol were estimated by the management on this date, being, therefore, subject to change, having in consideration the result of the appraisals to be prepared by independent evaluation firms, as set forth in this Protocol, as well as in article 222, sole paragraph, of Law no. 6.404/76.

In witness whereof, the parties execute this instrument in six (06) counterparts, of the same contents and for the same effect, together with two witnesses.

São Paulo, May 13, 2004

Tele Centro Oeste Celular Participações S.A

_________________________________________

Name: Luis André Carpintero Blanco

Title: Executive Vice-President, Finance, Planning

and Control

_________________________________________

Name: Roberto Iunes Brito

Title: Executive Vice-President, Marketing and Innovation

WXYZ0059 Holdings S.A.

___________________________________________

Name: Francisco José Azevedo Padinha

Title: Executive Officer

[ continuation of the signatures of the Protocol of Merger and Instrument of Justification dated May 13, 2004, between Tele Centro Oeste Celular Participações S.A. and WXYZ0059 Holdings S.A. ]

___________________________________________

Name: Paulo Cesar Pereira Teixeira

Title: Executive Officer

Witnesses:

1. ________________________________

2. ________________________________

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 25, 2004

TELE CENTRO OESTE CELLULAR HOLDING COMPANY

By:	/S/ Luis André Carpintero Blanco
Luis André Carpintero Blanco Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.